Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DILLARD’S, INC.,

W.D. COMPANY, INC.,

and

ALEX DILLARD, as Shareholder Representative

Dated as of March 20, 2026

TABLE OF CONTENTS

Page

Article I DEFINITIONS		2
1.1	Certain Definitions	2
Article II THE MERGER		2
2.1	The Merger	2
2.2	Merger Consideration	2
2.3	Conversion of Securities	3
2.4	Exchange Procedure	3
2.5	Allocation Schedules	4
2.6	Stock Certificates	4
2.7	Certificate of Formation and Bylaws	4
2.8	Directors and Officers	5
2.9	Dissenters’ Rights	5
2.10	Withholding	5
Article III CLOSING AND TERMINATION		5
3.1	Closing Date	5
3.2	Termination	6
3.3	Procedure Upon Termination	7
3.4	Effect of Termination	7
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7
4.1	Organization and Good Standing	7
4.2	Corporate Power; Enforceability	7
4.3	Capitalization	8
4.4	Subsidiaries	8
4.5	Conflicts; Consents of Third Parties	8
4.6	No Liabilities	9
4.7	Financial Statements	9
4.8	Title to Assets; Operations	9
4.9	Absence of Certain Developments	10
4.10	Taxes	10
4.11	Real Property	11
4.12	Intellectual Property	11
4.13	Company Contracts	11

4.14	Employee Benefit Plans	11
4.15	Litigation	12
4.16	Compliance with Laws	12
4.17	Financial Advisors	12
4.18	Related Party Transactions	12
4.19	Banks	12
4.20	Proxy Statement	12
4.21	Anti-Takeover Laws	12
4.22	Accredited Investors	12
4.23	No Other Representations and Warranties	13
Article V REPRESENTATIONS AND WARRANTIES OF DILLARD’S		13
5.1	Organization and Good Standing	13
5.2	Corporate Power; Enforceability	13
5.3	Dillard’s Board Recommendation; Shareholder Approval	13
5.4	Conflicts; Consents of Third Parties	14
5.5	Litigation	14
5.6	Shares of Surviving Corporation Common Stock	14
5.7	Ownership of Company Common Stock	15
5.8	Financial Advisors	15
5.9	No Other Representations and Warranties	15
Article VI COVENANTS		15
6.1	Conduct of the Business Pending the Closing	15
6.2	Commercially Reasonable Efforts; Consents	15
6.3	Further Assurances	16
6.4	Publicity	16
6.5	Confidentiality	16
6.6	Resignation of Officers and Directors	17
6.7	Notification	17
6.8	Company Shareholders’ Meeting	17
6.9	Dillard’s Shareholders’ Meeting	17
6.10	Regulatory Matters	19
Article VII CONDITIONS TO CLOSING		20
7.1	Conditions to Obligations of Dillard’s	20
7.2	Conditions to Obligations of the Company and the Shareholder Representative	21

Article VIII INDEMNIFICATION		22
8.1	Survival of Representations and Warranties	22
8.2	Indemnification	22
8.3	Indemnification Procedures	24
8.4	Limitations on Indemnification	25
8.5	Tax Matters	25
8.6	Tax Treatment of Indemnity Payments	27
8.7	Right to Set-Off	27
8.8	Shareholders’ Approval	27
Article IX MISCELLANEOUS		27
9.1	Expenses	27
9.2	Consent to Service of Process	27
9.3	Entire Agreement; Amendments and Waivers	27
9.4	Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial	28
9.5	Notices	29
9.6	Severability	29
9.7	Binding Effect; Assignment	29
9.8	Specific Performance	30
9.9	Other Definitional and Interpretive Matters	30
9.10	Counterparts	31
9.11	Shareholder Representative	31

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Resignation Letter
Exhibit D	Memorandum of Understanding

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 20, 2026 (“Signing Date”), is being entered into by and among Dillard’s, Inc., a Texas corporation (“Dillard’s”), W.D. Company, Inc., an Arkansas corporation (the “Company”), and Alex Dillard, solely in his capacity as the Shareholder Representative (as defined below). Dillard’s, the Company and the Shareholder Representative are referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the shareholders of the Company (each, individually, a “Shareholder”, and collectively, the “Shareholders”) own all of the Company’s issued and outstanding shares of voting common stock, $1.00 par value per share (the “Company Voting Common Stock”) and non-voting common stock, $1.00 par value per share (the “Company Non-Voting Common Stock”, and together with the Company Voting Common Stock, the “Company Common Stock”);

WHEREAS, the Company and Dillard’s desire to effect the merger of the Company with and into Dillard’s (the “Merger” and, together with the other transactions contemplated hereby, the “Transactions”), with Dillard’s continuing as the surviving corporation (Dillard’s, in its capacity as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”) and the separate existence of the Company ceasing to exist, on the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Texas Business Organizations Code (as amended, the “TBOC”) and the Arkansas Business Corporation Act (as amended, the “ABCA”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement (including the plan of merger set forth herein) and the Transactions (including the Merger), and (ii) recommended that the holders of the Company Voting Common Stock adopt this Agreement (including the plan of merger set forth herein) and approve the Transactions (including the Merger);

WHEREAS, the Board of Directors of Dillard’s (the “Dillard’s Board”), acting upon the recommendation of a committee established by the Dillard’s Board composed of independent directors (the “Dillard’s Special Committee”), has (i) determined that this Agreement and the Transactions (including the Merger) are fair to and in the best interests of Dillard’s and its shareholders, (ii) approved and declared advisable this Agreement (including the plan of merger set forth herein) and the Transactions (including the Merger), and (iii)  recommended that Dillard’s shareholders approve this Agreement and the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted to the Dillard’s shareholders for approval; and

WHEREAS, concurrently with the approval of this Agreement, the Dillard’s Board approved a Memorandum of Understanding in the form attached hereto as Exhibit D (the “MOU”) with the Company with respect to and substantially consistent with such Transactions in accordance with clause (i) of Subsection (d) of Article FOURTH of Dillard’s certificate of formation, and such MOU between the Company and Dillard’s has been executed concurrently with the execution of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:

Article I
DEFINITIONS

1.1            Certain Definitions. The terms defined in Exhibit A, whenever used herein, shall have the meanings set forth on Exhibit A for all purposes of this Agreement. The definitions on Exhibit A are incorporated into this Agreement as if fully set forth at length herein and all references to a section in such Exhibit A are references to such section of this Agreement.

Article II
THE MERGER

2.1            The Merger.

(a)            Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the TBOC and the ABCA, at the Effective Time, (i) the Company shall be merged with and into Dillard’s; (ii) the separate corporate existence of the Company shall cease; and (iii) Dillard’s shall continue as the Surviving Corporation, and the separate corporate existence of Dillard’s under the Laws of the State of Texas shall continue unaffected by the Merger except as set forth in this Agreement.

(b)            Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company and Dillard’s shall (i) file a certificate of merger (the “TX Certificate of Merger”) with the Texas Secretary of State, and make all such other filings or recordings required by the TBOC in connection with the Merger and (ii) file the Articles of Merger (the “AR Articles of Merger”) with the Arkansas Secretary of State, and make all such other filings or recordings required by the ABCA in connection with the Merger. The Merger shall become effective upon the later of (i) the date and time the TX Certificate of Merger is filed with and accepted by the Secretary of State of the State of Texas, and (ii) such later effective time as may be agreed in writing by the Company and Dillard’s and specified in the TX Certificate of Merger, in accordance with the TBOC (the “Effective Time”).

(c)            At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the TBOC and the ABCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by operation of Law, all (i) rights, title, and interests to all real estate and other property owned by each of the Company and Dillard’s will be allocated to and vested, subject to any existing liens or other encumbrances on the property, in the Surviving Corporation without reversion or impairment, any further act or deed, or any transfer or assignment having occurred, (ii) all liabilities and obligations of each of the Company and Dillard’s will become the liabilities and obligations of the Surviving Corporation, (iii) the Surviving Corporation shall be the primary obligor for such liabilities or obligations, and (iv) the Surviving Corporation shall be substituted in any proceeding pending by or against the Company or Dillard’s.

2.2            Merger Consideration. The aggregate consideration to be paid by Dillard’s in respect of the Merger shall equal the Aggregate Merger Consideration. The Aggregate Merger Consideration shall be paid to each Shareholder at the Closing in the form of such Shareholder’s Pro Rata Share of the Aggregate Stock Merger Consideration and such Shareholder’s Pro Rata Share of the Aggregate Cash Merger Consideration, and shall be payable to each Shareholder in accordance with the Final Aggregate Merger Consideration Allocation Schedule.

2.3            Conversion of Securities.

(a)            At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Parties, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be automatically cancelled and retired, and in exchange therefor, each Shareholder shall be entitled to receive such Shareholder’s Pro Rata Share of the Aggregate Cash Merger Consideration and such Shareholder’s Pro Rata Share of the Aggregate Stock Merger Consideration, in each case as set forth on the Final Aggregate Merger Consideration Allocation Schedule.

(b)            The Aggregate Cash Merger Consideration (and each Shareholder’s Pro Rata Share thereof) and the Aggregate Stock Merger Consideration (and each Shareholder’s Pro Rata Share thereof) shall be set forth on the Final Aggregate Merger Consideration Allocation Schedule. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Dillard’s Common Stock shall be issued to any Shareholder in connection with the Merger, and any such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Dillard’s Common Stock. After aggregating all fractional shares of Dillard’s Common Stock to be received by any Shareholder, such Shareholder shall be entitled to receive in lieu of any remaining fractional share of Dillard’s Common Stock that would have been issued in the Merger to such Shareholder an amount in cash (rounded down to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Dillard’s Common Stock Value.

(c)            From and after the Effective Time, all shares of Company Common Stock (other than Dissenting Shares), when converted pursuant to Section 2.3(a), shall no longer be outstanding and shall automatically be cancelled and retired, and each holder of a certificate or certificates (the “Stock Certificates”) previously representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive such holder’s Pro Rata Share of the Aggregate Merger Consideration as provided for in this Section 2.3 (it being understood that holders of Dissenting Shares shall have only those rights set forth in Section 2.9). At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall be made thereafter. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided for in this Agreement.

(d)            At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Parties, each share of Dillard’s Common Stock held by the Company immediately prior to the Effective Time shall automatically become treasury stock of the Surviving Corporation and, immediately thereafter, shall be cancelled and returned to the status of authorized but unissued shares available for future reissuance.

2.4            Exchange Procedure.

(a)            Prior to the Closing Date, the Company shall distribute (either by electronic transmission or otherwise) to each holder of record of Company Common Stock (i) a letter of transmittal in substantially the form attached hereto as Exhibit B (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender to Dillard’s of Company Common Stock in exchange for the portion of the Aggregate Merger Consideration to which such shares of Company Common Stock are entitled.

(b)            Each Letter of Transmittal shall provide that each Shareholder, upon the execution thereof, ratifies the adoption of this Agreement, agrees to be bound hereby, and approves the appointment of the Shareholder Representative.

(c)            Promptly following the later of (i) the Effective Time and (ii) surrender to Dillard’s of Company Common Stock (or, in the case of lost, stolen, or destroyed Stock Certificates, compliance with the procedures set forth in Section 2.6) and delivery to Dillard’s of the Letter of Transmittal, the holder of such Company Common Stock shall be entitled to receive in exchange therefor, subject to the provisions of this Article II, (A) shares of Dillard’s Class A Common Stock (issued in book-entry form through the Direct Registration System) and shares of Dillard’s Class B Common Stock, in the amounts set forth in the Final Aggregate Merger Consideration Allocation Schedule with respect to such Shareholder’s Company Common Stock, and (B) cash in the amount equal to the amount set forth in the Final Aggregate Merger Consideration Allocation Schedule with respect to such Shareholder’s Company Common Stock, by check or wire transfer at such Shareholder’s election, less any required withholding Tax in respect of the cash and shares of Dillard’s Common Stock to which such Shareholder is entitled, and the Company Common Stock so surrendered shall be cancelled. Notwithstanding the foregoing, no shares of Dillard’s Common Stock or cash portion of the Aggregate Merger Consideration shall be issued or paid in respect of any Dissenting Shares unless and until such Dissenting Shares shall have ceased to be Dissenting Shares in accordance with Section 2.9, at which time such shares shall be treated as set forth in Section 2.9. Notwithstanding the foregoing, no issuance of any shares of Dillard’s Class A Common Stock or Dillard’s Class B Common Stock and no payment of any cash shall be made by Dillard’s to any Shareholder until such Shareholder has delivered its duly executed Letter of Transmittal to Dillard’s.

(d)            No interest will be paid or accrued on the Aggregate Merger Consideration or any other amount to be paid to the Shareholders under this Agreement.

2.5            Allocation Schedules. No less than two (2) Business Days prior to the Closing Date, the Company will deliver to Dillard’s a spreadsheet in a form reasonably satisfactory to Dillard’s setting forth with respect to each Shareholder (a) such Shareholder’s name and address as of the Closing Date, (b) the number of shares of issued and outstanding Company Common Stock held by such Shareholder as of the Closing Date, (c) the aggregate number of shares of Dillard’s Class A Common Stock and aggregate number of Dillard’s Class B Common Stock to be issued to such Shareholder at the Closing, (d) the aggregate amount of cash (including cash in lieu of fractional shares to be paid to such Shareholder at the Closing), and (e) the tax reporting character of the payment to such Person (e.g., Form 1099 or W-2) and the amount of Taxes to be withheld with respect to such Person, if any (such spreadsheet, the “Final Aggregate Merger Consideration Allocation Schedule”). Upon receipt by Dillard’s and approval thereof by Dillard’s prior to the Effective Time, the Final Aggregate Merger Consideration Allocation Schedule will be appended to this Agreement as Schedule 2.5.

2.6            Stock Certificates. If any Stock Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and (ii) the execution and delivery to Dillard’s by such Person of an indemnity agreement in customary form and substance, Dillard’s shall issue, in exchange for such lost, stolen or destroyed Stock Certificate, the appropriate share of the Aggregate Merger Consideration into which the shares of Company Common Stock theretofore represented by such lost, stolen or destroyed Stock Certificate shall have been converted.

2.7            Certificate of Formation and Bylaws. At and after the Effective Time until the same have been duly amended, (a) the certificate of formation of Dillard’s, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the TBOC and such certificate of formation, and (b) the bylaws of Dillard’s, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the TBOC, the certificate of formation of the Surviving Corporation and such bylaws.

2.8            Directors and Officers. At and after the Effective Time, the officers and directors of Dillard’s immediately prior to the Effective Time shall be the officers and directors, respectively, of the Surviving Corporation until their successors are duly elected or appointed and qualified.

2.9            Dissenters’ Rights. Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any Shareholder who is entitled to and who has properly exercised its rights as a dissenting shareholder with respect to such shares in compliance with the ABCA (“Dissenting Shares”) shall not be converted into or represent the right to receive such Shareholder’s Pro Rata Share of the Aggregate Cash Merger Consideration or such Shareholder’s Pro Rata Share of the Aggregate Stock Merger Consideration, but shall be entitled only to such rights as are granted by the ABCA, unless and until such Shareholder fails to perfect, withdraws or otherwise loses such Shareholder’s right to appraisal under the ABCA. If, after the Effective Time, any such Shareholder fails to perfect, withdraws, or loses such right to appraisal, then, as of the occurrence of such event, such Shareholder’s Dissenting Shares shall thereupon cease to be Dissenting Shares and shall be deemed to entitle the holder, as of the Effective Time, to receive, without interest, such Shareholder’s Pro Rata Share of the Aggregate Cash Merger Consideration and such Shareholder’s Pro Rata Share of the Aggregate Stock Merger Consideration as provided in this Article II. The Company shall give Dillard’s prompt written notice of any demands for appraisal, withdrawals of such demands, and any other instruments served pursuant to the ABCA and received by the Company relating to rights of appraisal, and Dillard’s shall have the opportunity to participate in and, after the Effective Time, the Surviving Corporation shall have the right to direct, all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Dillard’s, make any payment with respect to, or settle or offer to settle, any such demands. Any payments made with respect to Dissenting Shares shall be made by the Surviving Corporation, and the amount of any such payments shall reduce the Aggregate Merger Consideration to the extent required by applicable Law.

2.10            Withholding. Dillard’s will be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as it shall determine in good faith it is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

Article III
CLOSING AND TERMINATION

3.1            Closing Date. The closing and consummation of the Transactions (to the extent contemplated to take place in connection with the closing) (the “Closing”) shall take place remotely by electronic communications and transmission of .PDF documents and signature pages on the date (a) that is five (5) Business Days following the date upon which the satisfaction or, to the extent permissible, waiver in writing by the appropriate Party, of each of the conditions set forth in Article VII (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, written waiver by the Party or Parties entitled to the benefit of such conditions), occurs, or (b) on such other date or at such other time and place or by any such other method as the Parties may mutually agree in writing (such date, the “Closing Date”), in each case, with original documents being exchanged contemporaneously with or promptly after the Closing, where applicable and necessary. All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing hereunder shall be deemed to have been taken and executed simultaneously (except as otherwise set forth herein or in the applicable Transaction Document) and, except as set forth herein or under the applicable Transaction Document, no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

3.2            Termination. This Agreement may be terminated at any time prior to the Effective Time as follows:

(a)            by mutual written consent of the Company and Dillard’s (acting with the prior approval of the Dillard’s Special Committee);

(b)            by the Company or Dillard’s (acting with the prior approval of the Dillard’s Special Committee), if (i) any court of competent jurisdiction or any other Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, or (ii) any Law shall have been enacted, issued, promulgated, enforced or entered by any Governmental Body after the Signing Date and remaining in effect, in each case which has the effect of permanently preventing, restraining, enjoining, prohibiting or making the consummation of the Transactions illegal; provided, that the right to terminate this Agreement under this Section 3.2(b) shall not be available to a Party whose material breach of this Agreement is the principal cause of such Order becoming final and nonappealable;

(c)            by the Company or Dillard’s (acting with the prior approval of the Dillard’s Special Committee), if the Dillard’s Shareholder Approval shall not have been obtained upon a vote taken at the Dillard’s Shareholders’ Meeting duly convened therefor or any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 3.2(c) will not be available to any Party whose material breach of this Agreement is the principal cause of such failure to obtain the Dillard’s Shareholder Approval;

(d)            by the Company, if Dillard’s has breached or failed to perform or comply with any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform or comply would result in a failure of any condition set forth in Sections 7.2(a) or 7.2(c), except that if such breach or failure is capable of being cured, the Company will not be entitled to terminate this Agreement pursuant to this Section 3.2(d) prior to the delivery by the Company to Dillard’s of written notice of such breach or failure, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Outside Date, the shorter of such periods, the “Dillard’s Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 3.2(d) and the basis for such termination; provided, that the Company will not be entitled to terminate this Agreement pursuant to this Section 3.2(d) if (i) such breach or failure has been cured within the Dillard’s Breach Notice Period or (ii) the Company is then in material breach of any representations, warranty, covenant or other agreement contained in this Agreement, which breach results in a failure of any condition set forth in Sections 7.1(a) or 7.1(d) to be satisfied;

(e)            by Dillard’s (acting with the prior approval of the Dillard’s Special Committee), if the Company has breached or failed to perform or comply with any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform or comply would result in a failure of a condition set forth in Sections 7.1(a) or 7.1(d), except that if such breach or failure is capable of being cured, Dillard’s will not be entitled to terminate this Agreement pursuant to this Section 3.2(e) prior to the delivery by Dillard’s to the Company of written notice of such breach or failure, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Outside Date, the shorter of such periods, the “Company Breach Notice Period”), stating Dillard’s intention to terminate this Agreement pursuant to this Section 3.2(e) and the basis for such termination; provided that Dillard’s will not be entitled to terminate this Agreement pursuant to this Section 3.2(e) if (i) such breach or failure has been cured within the Company Breach Notice Period, or (ii) Dillard’s is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach results in a failure of any condition set forth in Sections 7.2(a) or 7.2(c) to be satisfied;

(f)            by Dillard’s (acting with the prior approval of the Dillard’s Special Committee), if the Effective Time has not occurred on or before August 1, 2026 (the “Outside Date”); provided that Dillard’s will not be entitled to terminate this Agreement pursuant to this Section 3.2(f) if Dillard’s has materially breached its obligations under this Agreement, which breach or failure has primarily caused, or resulted in, the failure of the Effective Time to occur by the Outside Date; or

(g)            by the Company, if (i) the Company or Dillard’s receives written notice from the IRS that the PLR has been revoked or modified in a manner that is materially adverse to the Company or the Shareholders, or (ii) there has been a change in applicable Law after the Signing Date that would reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment; provided that the right to terminate this Agreement pursuant to this Section 3.2(g) shall not be available to the Company if the Company or any Shareholder has breached its obligations under this Agreement in a manner that has primarily caused, or resulted in, the failure (or anticipated failure) of the Merger to qualify for the Intended Tax Treatment.

3.3            Procedure Upon Termination. In the event that this Agreement is validly terminated by either the Company and/or Dillard’s and the Transactions are abandoned pursuant to Section 3.2, written notice thereof shall forthwith be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any Party (or any of its representatives), and all rights and obligations of each Party shall cease, in each case subject to the terms set forth in Section 3.4.

3.4            Effect of Termination. If this Agreement is validly terminated pursuant to Section 3.2, then (a) this Agreement shall forthwith become void and of no further force or effect (except that Section 3.4, Section 6.5, and Article IX, and, solely to the extent applicable to the foregoing provisions, any definitions in this Agreement, will each survive the valid termination of this Agreement, in each case in accordance with their respective terms), and (b) there shall be no liability or obligation on the part of any of the Parties, except in the case of fraud or any Willful Breach committed by a Party prior to the time of such termination with respect to any representation, warranty or covenant or agreement contained herein. Nothing in this Article III shall be deemed to alter the provisions of Section 9.9 or otherwise impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement in accordance with Section 9.8.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Dillard’s that as of the Signing Date and immediately prior to the Effective Time:

4.1            Organization and Good Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Arkansas and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. The Company is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify would not have, or would not reasonably be expected to have, a material adverse effect on the Company.

4.2            Corporate Power; Enforceability. The Company has all requisite power and authority and has taken all corporate action to execute and deliver this Agreement and the Company has all requisite power and authority and has taken all corporate action to execute and deliver each other Transaction Document to which the Company is or will be a party in connection with the Transactions, subject to receiving the Requisite Company Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which the Company is or will be a party, and, subject to receiving the Requisite Company Approval, the consummation of the Transactions, have been duly authorized and approved by all requisite action on the part of the Company. This Agreement has been, and each of the other Transaction Documents to which the Company is or will be a party have been or will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and each of the other Transaction Documents to which the Company is or will be a party when so executed and delivered will constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3            Capitalization. The authorized capital stock of the Company consists of (a) 13,000 shares of Company Voting Common Stock, of which 12,999 shares are issued and outstanding, and (b) 3,000 shares of Company Non-Voting Common Stock, of which 2,334 shares are issued and outstanding. As of the Signing Date, all of the shares of the Company Common Stock are held beneficially and of record by the Persons listed on Schedule 4.3 in the amounts set forth next to their respective names. All of the issued and outstanding shares of Company Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights. The shares of Company Common Stock listed on Schedule 4.3 are all of the securities of the Company that are entitled to vote on the Merger. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its equity. There are no outstanding or authorized equity appreciation, phantom equity, profit participation, or similar rights with respect to Company.

4.4            Subsidiaries. Except as set forth on Schedule 4.4, the Company does not own, directly or indirectly, any capital stock, equity interests or other equity securities of any Person.

4.5            Conflicts; Consents of Third Parties.

(a)            None of the execution and delivery by the Company of this Agreement or the other Transaction Documents to which the Company is or will be a party, the consummation of the Transactions, or compliance by the Company with any of the provisions hereof or thereof will (i) conflict with, or result in any violation or breach of (that in either case would have a material adverse effect on the Company), conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under any provision of (A) the articles of incorporation, bylaws, or other Organizational Documents of the Company; (B) any Contract or Permit to which the Company is a party or by which any of its assets are bound; (C) any Order applicable to the Company or by which any of its assets are bound; or (D) any applicable Law; or (ii) result in the creation or imposition of any Lien on the assets of the Company.

(b)            No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with (i) the execution and delivery of this Agreement or the other Transaction Documents to which the Company is or will be a party, the compliance by the Company with any of the provisions hereof and thereof, the consummation of the Transactions or the taking by the Company of any other action contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Contract or Permit, except (i) the filing of the TX Certificate of Merger with the Secretary of State of the State of Texas and the filing of the AR Articles of Merger with the Secretary of State of the State of Arkansas; and (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act and the ABCA.

4.6            No Liabilities. The Company has no Liabilities, obligations, or commitments of any nature whatsoever, whether asserted, known, absolute, accrued, matured, or otherwise, except (a) those which are adequately reflected or reserved against in the Financial Statements as of the Balance Sheet Date, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

4.7            Financial Statements.

(a)            True, correct and complete copies of (i) the unaudited balance sheets of the Company as of December 31, 2024 and December 31, 2025 (such later date, the “Balance Sheet Date”) and (ii) the unaudited statements of income and cash flows of the Company as of December 31, 2023, December 31, 2024 and December 31, 2025, including any related notes and schedules thereto (collectively, the “Financial Statements”) are attached as Schedule 4.7(a). The Financial Statements (x) have been prepared in accordance with GAAP consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented, (y) are complete and correct in all material respects, and (z) fairly present the financial position, results of operations, and cash flows, as applicable, of the Company as at the dates and for the periods indicated therein.

(b)            The Financial Statements were derived from the books, records and accounts of the Company. All books, records and accounts of the Company are accurate and complete and are maintained in all material respects in accordance with good business practices and all applicable Laws. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and compliance with applicable Laws; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. No independent accountant of the Company, or any current or former employee, consultant, director or officer of the Company, has identified or been made aware of any fraud, whether or not material, that involves the management or other current or former employees, consultants, directors or officers of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. The Company has not, and any director, officer, employee, auditor, accountant or other representative of the Company has not received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, in each case regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Financial Statements.

4.8            Title to Assets; Operations. The Company owns and has good and valid title to each of its assets (including the shares of Dillard’s Common Stock and the Owned Stock, in each case that are owned by the Company and set forth on Schedule 4.8), in each case free and clear of Liens (other than transfer restrictions arising under applicable securities Laws). The Company has no business operations and engages in no business activities other than (a) owning, holding, and disposing of the equity securities set forth on Schedule 4.8 (the “Owned Securities”) and (b) holding cash and cash equivalents and investing such amounts in short-term, investment grade instruments, in each case solely in a manner incidental to the ownership of the Owned Securities and the maintenance of the Company’s corporate existence. For the avoidance of doubt, the foregoing shall not prohibit activities that are ministerial, administrative, or de minimis in nature, including the payment of ordinary course expenses, compliance with applicable Law, and the filing of required Tax Returns.

4.9            Absence of Certain Developments. Since December 31, 2025, the Company has not engaged in any practice, taken any action, or entered into any transaction outside the Ordinary Course of Business.

4.10          Taxes.

(a)            The Company has timely filed all income and other material Tax Returns that it was required to file, and has paid all Taxes due and payable, whether or not shown or required to be shown on any Tax Return as owing. All such Tax Returns were true, correct and complete in all material respects.

(b)            The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws.

(c)            Dillard’s has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Company relating to the taxable periods since January 1, 2021 and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to the Company.

(d)            No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(e)            The Company is not a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

(f)            Other than the PLR, the Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(g)            There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company.

(h)            The Company has never been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes other than a group in which the Company is the common parent.

(i)            There is no taxable income of the Company that will be required under applicable Tax Law to be reported by Dillard’s or any of its Affiliates, for a taxable period (or portion of a Straddle Period) beginning on or after the Closing Date which taxable income was realized (and reflects economic income) arising prior to the Closing Date.

(j)            The Company has not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(k)            As of December 1, 2012, the Company duly elected to be treated as an S corporation pursuant to Section 1362(a) of the Code and the Laws of each state and other jurisdiction in which the Company conducts business or could otherwise be subject to income Taxes. Each of these elections is currently effective. No event has occurred (or fact has existed) that would preclude the Company from initially qualifying as an S corporation under Section 1361(a) of the Code or which would terminate the Company’s S corporation status (other than the Transactions). No Governmental Body has challenged the effectiveness of any of these elections.

4.11          Real Property. The Company does not own or lease any real property and interests in real property, including improvements thereon and easements appurtenant thereto in fee.

4.12          Intellectual Property. The Company does not own or has no right or license to use any Intellectual Property. There are no Legal Proceedings pending or threatened in writing against the Company relating to any Intellectual Property and the Company has not received any written notice of any claim within the last two (2) years, and no claim has been threatened in writing that alleges that any aspect of the business of the Company infringes or otherwise violates any third party’s right in or to such third party’s own Intellectual Property.

4.13          Company Contracts.

(a)            Schedule 4.13(a) sets forth all Contracts to which the Company is a party, complete and accurate copies of which have been provided to Dillard’s (such Contracts, the “Company Contracts”).

(b)            Each of the Company Contracts is in full force and effect and is the legal, valid and binding obligation of the Company and of the other parties thereto, enforceable against each of them in accordance with its terms and, upon consummation of the Transactions, shall continue in full force and effect in all material respects without penalty or other adverse consequence. The Company is not in material default under any Company Contract, nor, to the Knowledge of the Company, is any other party to any Company Contract in material breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default by the Company or any other party thereunder. There are no disputes pending or, to the Knowledge of the Company, threatened under any Company Contract.

4.14          Employee Benefit Plans.

(a)            (i) the Company does not have any employees and (ii) neither the Company nor any ERISA Affiliate has ever maintained or contributed to, or has any obligation under, any Plan.

(b)            Neither the Company nor any ERISA Affiliate maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under a Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (“Qualified Plan”)) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation of 1985, as amended.

(c)            Neither the Company nor any ERISA Affiliate has at any time contributed to or has any obligation to contribute to or has any Liability with respect to any “multiemployer plan”, as that term is defined in Section 4001 of ERISA or any “employee benefit plan” subject to Title IV of ERISA or Section 412 of the Code. No Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

4.15         Litigation. There is no Legal Proceeding pending or threatened against the Company before any Governmental Body, nor is there any reasonable basis for any such Legal Proceeding. The Company is not subject to any Order, and the Company is not in breach or violation of any Order. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or to which the Company is otherwise a party relating to this Agreement, any Transaction Document to which the Company is or will be a party, or the Transactions.

4.16         Compliance with Laws. The Company has complied and is in compliance with all Laws applicable to its operations. The Company has not received any written or other notice of or been charged with the violation of any Laws. The Company is not under investigation with respect to the violation of any Laws and there are no facts or circumstances which could form the basis for any such violation.

4.17         Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the Transactions and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

4.18         Related Party Transactions. No equityholder, officer or manager of the Company, or any member of the immediate family of the foregoing (each, a “Related Party”) (a) owes any amount or has any claim against the Company or (b) is involved in any material business arrangement with the Company (save for an employment, ownership, or management relationship with the Company and other arms’-length transactions).

4.19         Banks. Schedule 4.19 contains a complete and correct list of the names and locations of all banks in which the Company has accounts or safe deposit boxes and the names of all Persons authorized to draw thereon or to have access thereto.

4.20         Proxy Statement. None of the information relating to the Company supplied or to be supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Proxy Statement or in any other SEC filing that Dillard’s is required to make in connection with the Transactions (including any amendment or supplement thereto) will, when filed, made available, mailed or distributed, as the case may be, at the time of the Dillard’s Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

4.21         Anti-Takeover Laws. Assuming that the representations of Dillard’s set forth in Section 5.7 are true and correct, (a) the Company Board has taken all necessary actions so that the restrictions on business combinations and similar transactions under any applicable Law (including the ABCA) will not be applicable to this Agreement or the Transactions, and no further action is required by the Company, and (b) there is no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or takeover-related provision in the Organizational Documents of the Company, or any shareholder rights plan or similar agreement, in each case under applicable Law, that is applicable to Dillard’s, this Agreement or the Transactions or that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Transactions.

4.22         Accredited Investors. Each Shareholder is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Each Shareholder (a) has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment in shares of Dillard’s Common Stock to be received pursuant to this Agreement; (b) has had access to all information concerning Dillard’s and Dillard’s Common Stock that such Shareholder has requested; and (c) has the ability to bear the economic risk of such Shareholder’s investment in Dillard’s Common Stock for an indefinite period of time.

4.23            No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Schedules attached hereto) and in the other Transaction Documents, none of the Company, the Shareholders or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of any Shareholder or the Company.

Article V
REPRESENTATIONS AND WARRANTIES OF DILLARD’S

Dillard’s hereby represents and warrants to the Company that as of the Signing Date and immediately prior to the Effective Time:

5.1            Organization and Good Standing. Dillard’s is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas.

5.2            Corporate Power; Enforceability. Dillard’s has full corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which Dillard’s is or will be a party in connection with the Transactions, and, subject to the receipt of the Dillard’s Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by Dillard’s of this Agreement and each Transaction Document to which Dillard’s is or will be a party have been duly authorized by all necessary corporate action on behalf of Dillard’s and, subject to the receipt of the Dillard’s Shareholder Approval, no additional corporate actions on the part of Dillard’s are necessary to authorize (i) the execution and delivery of this Agreement by Dillard’s; (ii) the performance by Dillard’s of its covenants and obligations under this Agreement; or (iii) the consummation of the Transactions. This Agreement has been, and each Transaction Document to which Dillard’s is or will be a party have been or will be at or prior to the Closing, duly executed and delivered by Dillard’s and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Transaction Document to which Dillard’s is or will be a party when so executed and delivered will constitute, the legal, valid and binding obligation of Dillard’s, enforceable against Dillard’s in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3            Dillard’s Board Recommendation; Shareholder Approval.

(a)            The Dillard’s Board, acting upon the recommendation of the Dillard’s Special Committee, has (i) determined that this Agreement and the Transactions (including the Merger) are fair to and in the best interests of Dillard’s and its shareholders; (ii) approved and declared advisable this Agreement (including the plan of merger set forth herein) and the Transactions (including the Merger); (iii) recommended that Dillard’s shareholders approve this Agreement and the Transactions (including the Merger) (collectively, the “Dillard’s Board Recommendation”), which Dillard’s Board Recommendation has not been withdrawn, rescinded or modified in any way as of the Signing Date; and (iv) directed that this Agreement and the Transactions (including the Merger) be submitted to Dillard’s shareholders for approval at the Dillard’s Shareholder’s Meeting.

(b)            Because of the execution of the MOU, the only votes of holders of shares of Dillard’s Common Stock, or any class or series thereof, necessary to approve this Agreement (including the plan of merger set forth herein) and the Transactions (including the Merger) is the approval of this Agreement (including the plan of merger set forth herein) and the Transactions (including the Merger) by the affirmative vote of (i) the holders of a majority of the shares of Dillard’s Common Stock that are outstanding and entitled to vote thereon, voting as a single class, and (ii) pursuant to Sections 312.03(b) and 312.03(c) of the New York Stock Exchange Listed Company Manual, the holders of a majority of the shares of Dillard’s Common Stock present in person or represented by proxy at the Dillard’s Shareholders’ Meeting and entitled to vote on the subject matter (collectively, the “Dillard’s Shareholder Approval”). No other vote of the holders of shares or any other equity interests, or any class or series thereof, of Dillard’s is necessary to consummate the Transactions.

5.4            Conflicts; Consents of Third Parties.

(a)            Except as set forth on Schedule 5.4, none of the execution and delivery by Dillard’s of this Agreement and of the other Transaction Documents to which Dillard’s is or will be a party, the consummation of the Transactions, or the compliance by Dillard’s with any of the provisions hereof or thereof will (i) conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (A) assuming the Dillard’s Shareholder Approval is obtained, the Organizational Documents of Dillard’s; (B) any Contract or Permit to which Dillard’s is a party or by which any of the properties or assets of Dillard’s are bound; (C) any Order of any Governmental Body applicable to Dillard’s or by which any of the properties or assets of Dillard’s are bound; or (D) any applicable Law; or (ii) result in the creation or imposition of any Lien on Dillard’s, except in the case of clauses (i)(B), (i)(D) and (ii), such matters that would not, individually or in the aggregate, have a material adverse effect on the ability of Dillard’s to perform its obligations under this Agreement or to consummate the Transactions.

(b)            No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Dillard’s in connection with the execution and delivery of this Agreement or the other Transaction Documents to which Dillard’s is or will be a party or the compliance by Dillard’s with any of the provisions hereof or thereof, except (i) the filing of the TX Certificate of Merger with the Secretary of State of the State of Texas and the filing of the AR Articles of Merger with the Secretary of State of the State of Arkansas; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act and the TBOC (including, for the avoidance of doubt, the Proxy Statement); and (iii) such other consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications that, if not obtained, made or given, would not, individually or in the aggregate, have a material adverse effect on the ability of Dillard’s to consummate the Transactions.

5.5            Litigation. There are no Legal Proceedings pending or, to the Knowledge of Dillard’s, threatened that are reasonably likely to prohibit or restrain the ability of Dillard’s to enter into this Agreement or consummate the Transactions.

5.6            Shares of Surviving Corporation Common Stock. Assuming that the representations and warranties of the Company contained in Section 4.3 are true and correct, the issuance of the Aggregate Stock Merger Consideration to the Shareholders in connection with the Merger is not required to be registered under the Securities Act of 1933 (the “Securities Act”). When issued to the Shareholders pursuant to this Agreement, the shares of capital stock of the Surviving Corporation constituting the Aggregate Stock Merger Consideration will be validly issued, fully paid and non-assessable and not subject to any preemptive rights.

5.7            Ownership of Company Common Stock. Dillard’s does not beneficially own, and has not beneficially owned, any shares of Company Common Stock, and neither Dillard’s nor any of its Affiliates has taken any action that has, directly or indirectly, caused any “fair price,” “business combination,” “control share acquisition” or other similar anti-takeover statute or regulation in any jurisdiction to apply or purport to apply to the Transaction Documents and the transactions contemplated hereby and thereby.

5.8            Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Dillard’s in connection with the Transactions and no Person is entitled to any fee or commission or like payment in respect thereof.

5.9            No Other Representations and Warranties. Except for the representations and warranties contained in this Article V (including the related portions of the Schedules attached hereto) and in the other Transaction Documents, neither Dillard’s nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Dillard’s.

Article VI
COVENANTS

6.1            Conduct of the Business Pending the Closing. Except as otherwise contemplated or required by this Agreement, in connection with the Transactions, or with the prior written consent of Dillard’s (acting with the prior approval of the Dillard’s Special Committee), between the Signing Date and the Closing, the Company shall and each Shareholder shall cause the Company to: (a) conduct business only in the Ordinary Course of Business; (b) use its commercially reasonable efforts to (i) preserve the present business operations, organization (including officers) and goodwill of the Company and (ii) preserve the present relationships with Persons having business dealings with the Company; (c) maintain all of the assets and properties of, or used by, the Company in their current condition; (d) maintain the books, accounts and records of the Company in the Ordinary Course of Business; (e) comply in all material respects with all applicable Laws; (f) retain all shares of Dillard’s Common Stock owned by the Company as of the Signing Date; and (g) not incur, assume, or otherwise become liable for any Indebtedness or other liabilities or obligations (other than (i) ordinary course expenses incidental to the maintenance of the Company’s corporate existence and (ii) fees and expenses incurred in connection with the Transactions).

6.2            Commercially Reasonable Efforts; Consents. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions and to obtain satisfaction or waiver of the conditions precedent to the consummation of the Transactions, including (a) obtaining the necessary consent, approval, authorization, declaration, qualification, waiver, registration or notification to or from all applicable Persons that are required to be delivered or obtained hereunder or as may be necessary to consummate the Transactions (other than with respect to any such matter with respect to Antitrust Laws or any Governmental Body, which shall be governed by Section 6.10) and (b) the execution and delivery of any additional instruments as may be reasonably requested and necessary to consummate the Transactions; provided, that, in connection with seeking or obtaining any such consent or providing such notice, neither the Company, the Shareholder Representative or the Shareholders shall, without Dillard’s prior written consent: (i) incur, pay or agree to material out-of-pocket expenses or amounts that will be the Liability of the Company, Dillard’s or any of their respective Affiliates or (ii) offer to grant any accommodation or concession (financial or otherwise, including by modification or waiver of any Company Contract) that would be binding on the Company, Dillard’s or any of their respective Affiliates. The Company or the Shareholder Representative, on behalf of any Shareholder, as the case may be, shall provide Dillard’s with a copy of each notice or request for consent from any Person (other than the filings, requests, notices or consents with or to any Governmental Body contemplated by Section 6.10, which shall be governed by the terms thereof) promptly following or concurrently with sending such notice or request to such Person.

6.3            Further Assurances. Each of the Company and Dillard’s shall use its commercially reasonable efforts (unless a higher standard is set forth elsewhere in this Agreement) to (a) take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective the Transactions and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transactions set forth in Article VII.

6.4            Publicity. Other than any press release that may be agreed in writing by the Parties, to be issued on or after the Signing Date and/or the Closing Date, no Party shall originate, or cause any of its respective Affiliates to originate, any publicity, news release or other public announcement concerning this Agreement, the Transaction Documents or the Transactions without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld or delayed; provided, that each Party may make any such announcement which (a) is necessary for a Party to perform its express obligations under this Agreement or the Transaction Documents (including disclosures to Governmental Bodies), (b) it in good faith believes, based on advice of counsel, is required by applicable Law or (c) is required by or advisable under the rules and regulations of any securities exchange or national market system upon which the securities of Dillard’s (or its current or future Affiliates) are listed; provided, further, that, to the extent required by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other Party with respect to the timing and content thereof.

6.5            Confidentiality.

(a)            From and after the Closing Date, the Shareholder Representative, on behalf of the Shareholders, agrees that it shall not, and shall cause the Shareholders and their respective Affiliates and their respective officers and directors not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Dillard’s or use or otherwise exploit for its own benefit or for the benefit of anyone other than Dillard’s, any non-public, confidential or proprietary information concerning the Company, Dillard’s or any of their respective Affiliates, or the Transactions, that was disclosed to or obtained by the Shareholder Representative or any Shareholder or any of their respective Affiliates or representatives (in their capacity as such) by or on behalf of the Company, Dillard’s or any of their respective Affiliates or representatives (in their capacity as such) in connection with the Transactions (“Confidential Information”). Notwithstanding the foregoing, the obligations set forth herein shall not apply to any disclosure of Confidential Information that is specifically required by applicable Law; provided that, to the extent reasonably possible, the Shareholder Representative shall provide Dillard’s with prompt notice of such requirement prior to any disclosure so that Dillard’s may seek an appropriate protective order.

(b)            The covenants and undertakings contained in this Section 6.5 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.5 will cause irreparable injury to Dillard’s, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.5 will be inadequate. Therefore, Dillard’s will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.5 without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by this Section 6.5 are cumulative and in addition to any other rights and remedies which Dillard’s may have hereunder or at law or in equity.

6.6            Resignation of Officers and Directors. The Company shall cause each of the officers and directors of the Company listed on Schedule 6.6 to submit a letter of resignation, effective as of the Effective Time and contingent on the Closing, from such offices in the form of Exhibit C.

6.7            Notification. During the period from the Signing Date through the Closing Date or the earlier termination of this Agreement in accordance with Article III, (a) the Company shall promptly notify Dillard’s in writing if it becomes aware of (i) any fact or condition that causes or constitutes a breach or inaccuracy of any of the Company’s representations and warranties made as of the Signing Date or (ii) the occurrence after the Signing Date of any fact or condition that would be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a breach or inaccuracy of any such representation or warranty had that representation or warranty been made at the time of the occurrence of, or the Company’s discovery of, such fact or condition, and (b) the Company shall promptly notify Dillard’s of the occurrence of any breach of any covenant of the Company in this Article VI or of the occurrence of any event that may result in the failure of any condition set forth in Article VII.

6.8            Company Shareholders’ Meeting. The Company shall (a) take all action necessary in accordance with the ABCA and its Organizational Documents to duly call, give notice of, convene and hold a meeting of the Shareholders (the “Company Shareholders’ Meeting”) for the purpose of obtaining the Requisite Company Approval, which Company Shareholders’ Meeting shall be held as promptly as reasonably practicable after the Signing Date and, in any event, no later than ten (10) Business Days after the Signing Date (unless Dillard’s otherwise consents in writing to a later date), (b) include the Company Board’s recommendation that the Shareholders adopt this Agreement (including the plan of merger set forth herein) and approve the Transactions (including the Merger) in any materials distributed to the Shareholders in connection with the Company Shareholders’ Meeting, and (c) use all reasonable best efforts to solicit from the Shareholders approval of this Agreement and the Transactions. The Company may postpone or adjourn the Company Shareholders’ Meeting from time to time (i) with the express written consent of Dillard’s, (ii) if a quorum has not been established, or (iii) to solicit additional votes if necessary in order to obtain the Requisite Company Approval; provided that the Company shall not postpone or adjourn the Company Shareholders’ Meeting pursuant to the foregoing clause (ii) or (iii) for more than ten (10) Business Days after the date for which the Company Shareholders’ Meeting is originally scheduled without Dillard’s express written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The Company shall take all other action necessary or advisable to secure the Requisite Company Approval and, if applicable, any additional consents or approvals of the Shareholders related thereto.

6.9            Dillard’s Shareholders’ Meeting.

(a)            As promptly as reasonably practicable (and, in any event, not later than twenty (20) Business Days) after the execution of this Agreement, Dillard’s shall prepare and file the Proxy Statement with the SEC, which shall, subject to this Section 6.9, include the Dillard’s Board Recommendation. The Company, and its counsel, shall be given a reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC, and Dillard’s shall give due consideration to any reasonable additions, deletions or changes suggested thereto by the Company or its counsel. Dillard’s shall use its reasonable best efforts to resolve and respond as promptly as practicable to comments by the SEC staff in respect of the Proxy Statement as promptly as practicable after receipt of such comments. Dillard’s shall cause the definitive Proxy Statement to be mailed to Dillard’s shareholders as of the record date established for the Dillard’s Shareholder’s Meeting promptly (and, in any event, no more than five (5) Business Days) after the earlier of (i) the tenth (10th) day after the Proxy Statement is filed with the SEC, if the SEC has not informed Dillard’s that it will review the Proxy Statement, and (ii) confirmation by the SEC that the SEC has no further comments on the Proxy Statement. Dillard’s shall provide the Company and its counsel with copies of any written comments, and shall provide them a summary of any oral comments, that Dillard’s or its counsel receive from the SEC or its staff with respect to the Proxy Statement as promptly as practicable after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review and comment on any such responses and Dillard’s shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company or its counsel. The Company shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement concerning itself and its Affiliates as promptly as reasonably practicable after the Signing Date. Dillard’s shall pay the filing fee incurred in connection with the filing of the preliminary Proxy Statement in accordance with Rules 0-11(c)(1) and 0-11(c)(3) promulgated under the Exchange Act. On or prior to the Closing, the Company shall reimburse Dillard’s for the Company’s proportionate share of such filing fee.

(b)            Subject to the other provisions of this Agreement, Dillard’s shall (i) take all action necessary in accordance with the TBOC, its Organizational Documents, and the rules and regulations of the New York Stock Exchange (as applicable) to duly call, give notice of, convene and hold a meeting of Dillard’s shareholders promptly following the mailing of the Proxy Statement for the purpose of obtaining the Dillard’s Shareholder Approval (the “Dillard’s Shareholders’ Meeting”), and (ii) except in each case to the extent that the Dillard’s Board shall have made a Change in Recommendation as permitted by and in accordance with this Section 6.9, include the Dillard’s Board Recommendation in the Proxy Statement and use all reasonable best efforts to solicit from Dillard’s shareholders proxies in favor of the approval of this Agreement and the Transactions (including by postponing or adjourning the Dillard’s Shareholder’s Meeting to allow additional solicitation of proxies in order to obtain the Dillard’s Shareholder Approval if necessary). Dillard’s may also postpone or adjourn the Dillard’s Shareholder’s Meeting from time to time (i) with the express written consent of the Company, (ii) if a quorum has not been established, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Dillard’s Board has determined in good faith is necessary or advisable and for such supplemental or amended disclosure to be disseminated and reviewed by Dillard’s shareholders prior to the Dillard’s Shareholder’s Meeting, (iv) to solicit additional proxies if necessary in order to obtain the Dillard’s Shareholder Approval or (v) if required by Law; provided that Dillard’s shall not postpone or adjourn the Dillard’s Shareholder’s Meeting (A) pursuant to the foregoing clause (iii), (iv), or (v) for more than ten (10) Business Days after the date for which the Dillard’s Shareholder’s Meeting is originally scheduled without the Company’s express written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (B) to a date after the date that is two (2) Business Days prior to the Outside Date. Notwithstanding anything to the contrary contained in this Agreement, Dillard’s shall not be required to hold the Dillard’s Shareholder’s Meeting if this Agreement is terminated in accordance with the terms set forth in Section 3.2.

(c)            Notwithstanding the foregoing, at any time prior to, but not after, obtaining Dillard’s Shareholder Approval, in response to an Intervening Event, the Dillard’s Board may fail to make, amend, change, withdraw, modify, withhold or qualify the Dillard’s Board Recommendation (any such action, a “Change in Recommendation”) only if (i) the Dillard’s Special Committee shall have first determined in good faith, after consultation with its outside legal counsel, that a Change in Recommendation is warranted in response to such Intervening Event and shall have recommended such Change in Recommendation to the Dillard’s Board, and (ii) the Dillard’s Board, acting upon such recommendation of the Dillard’s Special Committee, shall have determined in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the Dillard’s Board’s fiduciary duties under applicable Law; provided, that the Dillard’s Board will not be entitled to make, or agree or resolve to make, a Change in Recommendation unless Dillard’s delivers to the Company a written notice (an “Intervening Event Notice”), which shall describe the applicable Intervening Event in reasonable detail, at least five (5) Business Days in advance of the Dillard’s Board effecting a Change in Recommendation (such period, the “Intervening Event Notice Period”) (it being agreed that neither the delivery of such notice by Dillard’s nor any public announcement that the Dillard’s Board or the Dillard’s Special Committee has delivered such notice shall, in itself, constitute a Change in Recommendation). Prior to effecting such Change in Recommendation, Dillard’s and its representatives, during the Intervening Event Notice Period, shall have negotiated with the Company and its representatives in good faith (to the extent that the Company desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Dillard’s Board (acting upon the recommendation of the Dillard’s Special Committee) would no longer determine that the failure to make a Change in Recommendation in connection with such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Following the expiration of the Intervening Event Notice Period and prior to effecting any Change in Recommendation, (A) the Dillard’s Special Committee shall have re-determined in good faith, after consultation with its outside legal counsel and, to the extent the Company shall have proposed any adjustments to the terms and conditions of this Agreement during the Intervening Event Notice Period, after giving due consideration to such proposed adjustments, that a Change in Recommendation remains warranted and shall have re-recommended such Change in Recommendation to the Dillard’s Board, and (B) the Dillard’s Board, acting upon such re-determination and recommendation of the Dillard’s Special Committee, shall have re-determined in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the Dillard’s Board’s fiduciary duties under applicable Law.

6.10            Regulatory Matters.

(a)            To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each Party agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and with respect to the HSR Act make any required filings no later than thirty (30) Business Days after the Signing Date, and the Company shall cause each of its Shareholders who is required to make a filing under the HSR Act to make such filing no later than thirty (30) Business Days after the Signing Date. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable, under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act, and the Company shall cause each of its Shareholders who is required to make a filing to comply with the foregoing.

(b)            The Parties each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Affiliates from, or given by such Party or its representatives to, any Governmental Body and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other Parties and their respective outside counsel to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Body or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Body or other person, give the other Parties the opportunity to attend and participate in such in-person, video or telephonic meetings and conferences; (iv) in the event a Party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Body. The Company shall cause each of its Shareholders required to make a filing under the HSR Act to cooperate with the Parties in connection with such Shareholder’s filing and any related investigation or inquiry.

(c)            No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Body, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person, and the Company shall cause each of its Shareholders who is required to make a filing under the HSR Act to comply with the foregoing. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Article VII
CONDITIONS TO CLOSING

7.1            Conditions to Obligations of Dillard’s. The obligations of Dillard’s to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by Dillard’s (acting with the prior approval of the Dillard’s Special Committee) in whole or in part to the extent permitted by applicable Law):

(a)            the representations and warranties of the Company set forth in this Agreement shall have been true and correct in all material respects as of the Signing Date and shall be true and correct in all material respects at and as of the Closing Date (other than the Fundamental Representations, which shall be true and correct in all respects), in each case, as of the Signing Date and as of the Closing Date as though made at and as of the Closing Date, except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time;

(b)            the Requisite Company Approval shall have been duly obtained by the Company at the Company Shareholders’ Meeting in accordance with applicable Law and the Organizational Documents of the Company;

(c)            the Dillard’s Shareholder Approval shall have been duly obtained in accordance with applicable Law, the Organizational Documents of Dillard’s, and the applicable rules of the New York Stock Exchange;

(d)            the Company and the Shareholders shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by the Company or the Shareholders on or prior to the Closing Date, including the Company’s reimbursement obligation to Dillard’s with respect to the filing fee incurred in connection with the filing of the preliminary Proxy Statement in accordance with Section 6.9(a);

(e)            all required filings under the HSR Act (including, for the avoidance of doubt, with respect to any filing under the HSR Act that is required to be made by any Shareholder in connection with the Transactions) shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission, as applicable) shall have expired or been terminated;

(f)            there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(g)            the Company shall have delivered to Dillard’s a certificate, dated as of the Closing Date and duly executed by an officer of the Company, given by him or her on behalf of the Company and not in his or her individual capacity, certifying as to: (i) an attached copy of the resolutions of the Company Board authorizing and approving the execution, delivery and performance of, and the consummation of, the Transactions, and stating that such resolutions have not been amended, modified, revoked or rescinded; and (ii) true and complete copies of the Organizational Documents of the Company;

(h)            the Company shall have delivered to Dillard’s a certificate, dated as of the Closing Date and duly executed by an officer of the Company, certifying to the effect that the conditions set forth in Sections 7.1(a), 7.1(b) and 7.1(d) have been satisfied;

(i)            each of the Shareholders (other than holders of Dissenting Shares) shall have delivered the Stock Certificates representing all shares of Company Common Stock owned by each such Shareholder (other than Dissenting Shares) to Dillard’s (or, with respect to any Shareholder who has lost, misplaced, or destroyed such Shareholder’s Stock Certificates, such Shareholder shall have complied with the procedures set forth in Section 2.6);

(j)            the Company shall have delivered to Dillard’s evidence reasonably satisfactory to Dillard’s that the number of Dissenting Shares as of the Effective Time does not exceed one percent (1%) of the number of outstanding shares of Company Common Stock; and

(k)            the aggregate number of shares of Dillard’s Class B Common Stock that are held by registered holders of Dillard’s Class B Common Stock who have properly and validly exercised and perfected their statutory rights of dissent and appraisal in respect of such shares in accordance with the TBOC shall not exceed one percent (1%) of the total number of outstanding shares of Dillard’s Class B Common Stock as of the Effective Time.

7.2            Conditions to Obligations of the Company and the Shareholder Representative. The obligations of the Company and the Shareholder Representative to consummate the Transactions are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived in writing by the Company in whole or in part to the extent permitted by applicable Law):

(a)            the representations and warranties of Dillard’s set forth in this Agreement, without giving effect to any qualifications as to materiality or other similar qualifications contained therein, shall have been true and correct at and as of the Signing Date and shall have be true and correct at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time), except where the failure to be so true and correct would not have, individually or in the aggregate, a material adverse effect, or prevent, materially delay or materially impede the performance by Dillard’s of its obligations under this Agreement or the Transaction Documents to which Dillard’s is or will be a party or the consummation of the Transactions;

(b)            the Dillard’s Shareholder Approval shall have been duly obtained in accordance with applicable Law, the Organizational Documents of Dillard’s, and the applicable rules of the New York Stock Exchange;

(c)            Dillard’s shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Dillard’s on or prior to the Closing Date;

(d)            all required filings under the HSR Act (including, for the avoidance of doubt, with respect to any filing under the HSR Act that is required to be made by any Shareholder in connection with the Transactions) shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission, as applicable) shall have expired or been terminated;

(e)            Dillard’s shall have delivered to the Company a certificate, dated as of the Closing Date and duly executed by an officer of Dillard’s, certifying to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied; and

(f)            there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions.

Article VIII
INDEMNIFICATION

8.1            Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement, as well as the representations and warranties of any Shareholder contained in any Letter of Transmittal delivered by such Shareholder pursuant to Section 2.4, any certificate delivered pursuant hereto or pursuant to any Transaction Document shall survive the Closing (as applicable, the “Survival Period”) through and including the two-year anniversary of the Closing Date (the “General Survival Period”); provided, that the representations and warranties of the Company contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.9, 4.10, 4.16, 4.17, 4.19, 4.20 and 4.21 (collectively, the “Fundamental Representations”) shall survive indefinitely following the Closing Date. Notwithstanding the foregoing or any other generally applicable statute of limitations, any obligations under Sections 8.2(a)(i) and 8.2(b)(i) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 8.3(a) before the termination of the applicable Survival Period. All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for such shorter period expressly provided therein.

8.2            Indemnification.

(a)            Company Indemnification Matters. Each Shareholder hereby agrees to severally and not jointly indemnify and hold Dillard’s and its Affiliates and their respective directors, managers, officers, employees, equity holders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, the “Dillard’s Indemnified Parties”) harmless from and against, and pay to the applicable Dillard’s Indemnified Parties the amount of such Shareholder’s Pro Rata Share of, any and all losses, Liabilities, claims, obligations, deficiencies, demands, judgments, damages (excluding any punitive damages, except to the extent arising from a Third Party Claim), interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees and including those arising under Environmental Law), whether or not involving a Third Party Claim or Legal Proceeding (individually, a “Loss” and, collectively, “Losses”) to the extent based upon, attributable to or resulting from:

(i)            any breach or inaccuracy of the representations or warranties made by the Company in this Agreement (including Article IV thereof) or any certificate or other document furnished or to be furnished to Dillard’s pursuant to this Agreement;

(ii)           any breach of any covenant or other agreement on the part of each Shareholder or the Company under this Agreement;

(iii)          any Indebtedness or expenses of the Company outstanding as of the Closing;

(iv)          any Indemnified Taxes; or

(v)           any Liability, event, condition, circumstance, activity, practice, incident, action, omission, negligence, fault or plan initially existing or occurring (or alleged to have occurred) prior to the Closing relating to or involving in any way the Company or its operation.

(b)            Shareholder Indemnification Matters. In the event the Closing occurs, each Shareholder, severally and not jointly (and solely with respect to such Shareholder), covenants and agrees that it shall indemnify and hold harmless the Dillard’s Indemnified Parties from and against any and all Losses incurred or suffered by the Dillard’s Indemnified Parties to the extent arising or resulting from any of the following:

(i)            any breach of any representation, warranty or covenant of such Shareholder contained in any Letter of Transmittal delivered by such Shareholder pursuant to Section 2.4 or in any certificate, instrument or document delivered by such Shareholder (in such Person’s capacity as a shareholder of the Company) pursuant to the terms of this Agreement; or

(ii)           any failure of such Shareholder to hold good and valid title to the issued and outstanding Company Common Stock issued in the name of such Shareholder at the Closing, in each case, free and clear of all Liens (other than transfer restrictions arising under applicable securities Laws).

(c)            Dillard’s Indemnification Matters. Subject to Sections 8.2(a) and 8.2(b), Dillard’s hereby agrees to indemnify and hold each Shareholder and their respective Affiliates, equity holders, directors, officers, employees, members, partners, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Company Indemnified Parties”) harmless from and against, and pay to the applicable Company Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from:

(i)            any breach or inaccuracy of the representations or warranties made by Dillard’s in this Agreement or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement; or

(ii)           any breach of any covenant or other agreement on the part of Dillard’s under this Agreement.

8.3            Indemnification Procedures.

(a)            A claim for indemnification for Losses for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought.

(b)            In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Sections 8.2 (a “Third Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party (the Shareholder Representative if the Shareholders are the indemnifying party). For the avoidance of doubt, if the Shareholders are the indemnifying party, the Shareholder Representative shall have full power and authority to act on behalf of all Shareholders with respect to any Third Party Claim, including the right to defend against, negotiate, settle or otherwise deal with any such Third Party Claim on behalf of the Shareholders, in each case subject to and in accordance with Section 9.11. The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual material loss and prejudice as a result of such failure. Subject to the provisions of this Section 8.3, the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against by it hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against by it hereunder, it shall within 20 days of the indemnified party’s written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against by it hereunder or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the expenses of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Third Party Claim. Each Party agrees to provide reasonable access to each other party to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 8.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the prior written consent of the other party (or, in the case of the Shareholders, the prior written consent of the Shareholder Representative acting on behalf of the Shareholders in accordance with Section 9.11), settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant (or claimants) and such party provide to such other party an unqualified release from all Liability in respect of the Third Party Claim and such settlement or compromise does not lead to the creation of a financial or other obligation on the part of the indemnified party. If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim.

(c)            After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement, in each case with respect to a Third Party Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall pay all of such remaining sums so due and owing to the indemnified party.

8.4            Limitations on Indemnification. Neither the Shareholders (in the aggregate) nor Dillard’s shall be required to indemnify any Person under Sections 8.2(a)(i) or 8.2(b)(i) (in the case of the Shareholders), or 8.2(c)(i) (in the case of Dillard’s) for an aggregate amount of Losses exceeding the Aggregate Merger Consideration (the “Cap”). Notwithstanding the foregoing, the limitations set forth in this Section 8.4 shall not apply to Losses based upon, arising out of, or with respect to or by reason of any inaccuracy in or breach of (i) any Fundamental Representation, or (ii) in the case of fraud or intentional misconduct.

8.5            Tax Matters.

(a)            Filing of Tax Returns; Payment of Taxes.

(i)            The Company shall timely file all Tax Returns required to be filed by it that are due on or prior to the Closing Date and shall pay or cause to be timely paid all Taxes shown due thereon. All Tax Returns described in this Section 8.5(a)(i) shall be prepared in a manner consistent with prior practice.

(ii)           The Shareholders shall cause to be prepared and Dillard’s shall timely file all Tax Returns required to be filed by the Company for all Tax periods that end before or on the Closing Date and are due after the Closing Date and shall pay or cause to be timely paid all Taxes shown due thereon. The Shareholder Representative shall provide Dillard’s with copies of such completed Tax Returns at least thirty days prior to the due date for filing thereof, along with supporting workpapers, for Dillard’s review and approval, and the Shareholder Representative shall incorporate any reasonable comments of Dillard’s into the final Tax Return to be filed.

(b)            Apportionment of Taxes. The Parties agree that for U.S. federal income Tax purposes, the Tax year of the Company shall end as of the end of the day on the Closing Date. For purposes of determining whether the following Taxes with respect to any Straddle Period (if any) are attributable to a Pre-Closing Tax Period, the Parties agree as follows: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.

(c)            Tax Audits.

(i)            If notice of any Legal Proceeding with respect to Taxes of the Company (a “Tax Claim”) shall be received by either Party for which the other Party may reasonably be expected to be liable pursuant to Section 8.2(a), the notified Party shall notify such other Party in writing of such Tax Claim; provided, that the failure of the notified Party to give the other Party notice as provided herein shall not relieve such failing Party of its obligations under this Section 8.5 except to the extent that the other Party is actually and materially prejudiced thereby.

(ii)           Dillard’s shall have the right, at the expense of the Shareholders to the extent such Tax Claim is subject to indemnification by the Shareholders pursuant to Section 8.5(a), to represent the interests of the Company in any Tax Claim, provided, that with respect to a Tax Claim relating exclusively to taxable periods ending before the Closing Date, Dillard’s shall not settle such claim without the consent of the Shareholder Representative, which consent shall not be unreasonably withheld.

(d)            Intended Tax Treatment. The Parties intend that (i) the Merger shall qualify as a “reorganization” constituting a “statutory merger or consolidation” within the meaning of Section 368(a)(1)(A) of the Code and Treasury Regulations Section 1.368-2(b)(1)(ii) (the “Intended Tax Treatment”) in accordance with the PLR, and (ii) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-1(c). Neither the Company nor Dillard’s has knowledge of any facts or circumstances which would cause the Merger to fail to qualify as a “reorganization” constituting a “statutory merger or consolidation” within the meaning of Section 368(a)(1)(A) of the Code and Treasury Regulations Section 1.368-2(b)(1)(ii) or comply with the transaction as described in the PLR, including, for the avoidance of doubt, compliance with the representations made to the IRS with respect to the PLR and included in the PLR as addressed to the Company. Neither the Company nor Dillard’s will knowingly take any action, or fail to take any action, which action or failure to act would cause the Merger not to qualify as a “reorganization” constituting a “statutory merger or consolidation” within the meaning of Section 368(a)(1)(A) of the Code and Treasury Regulations Section 1.368-2(b)(1)(ii).

(e)            Transfer Taxes. The Shareholders shall be liable for and shall pay (and shall indemnify and hold harmless the Dillard’s Indemnified Parties against) all sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges as levied by any Governmental Body including any interest and penalties) in connection with the Transactions.

(f)            Mutual Cooperation. Dillard’s and the Shareholder Representative will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit or other action with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit or action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Dillard’s will retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods and to give the Shareholder Representative written notice prior to transferring, destroying or discarding any such books and records and, if the Shareholder Representative so requests, Dillard’s shall allow the Shareholder Representative to take possession of such books and records prior to destroying or discarding them. Dillard’s and the Shareholder Representative further agree, upon request, to use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

8.6            Tax Treatment of Indemnity Payments. To the extent permitted by Law, the Company and Dillard’s agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Aggregate Merger Consideration for all Tax purposes.

8.7            Right to Set-Off. In addition to any other remedies available to the Dillard’s Indemnified Parties hereunder, each Dillard’s Indemnified Party, shall have the right, at its option, to offset any obligation that a Dillard’s Indemnified Party has to pay any amounts to any Shareholder against the Shareholders’ indemnification obligations under this Agreement and thereby withhold and retain an amount that any Shareholder owes hereunder from such payment obligations to the Shareholders.

8.8            Shareholders’ Approval. By executing and delivering a Letter of Transmittal pursuant to Section 2.4, a Shareholder will be deemed to have approved of and consented to the terms and provisions of this Agreement, including the terms and provisions of this Article VIII and the appointment of the Shareholder Representative pursuant to Section 9.11.

Article IX
MISCELLANEOUS

9.1            Expenses. Except as otherwise provided in this Agreement, each of the Company and Dillard’s shall bear its own fees and expenses incurred in connection with this Agreement, the other Transaction Documents, and the Transactions; provided, however, that the fees and expenses associated with the HSR Act filings made by any of the Shareholders in accordance with Section 6.10 shall be borne by each applicable Shareholder. The Company shall pay, or cause to be paid, in full prior to the Closing all fees and expenses of the Company incurred in connection with this Agreement, the other Transaction Documents, and the Transactions, including all legal, accounting, tax, financial advisory, consulting, and similar fees and expenses, and no such fees or expenses shall remain outstanding at or following the Closing.

9.2            Consent to Service of Process. Each of the Parties hereby consents to process being served by any Party to this Agreement in any Legal Proceeding by the delivery of a copy thereof in accordance with the provisions of Section 9.5.

9.3            Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought; provided, however, that any such amendment, supplement, modification or waiver by Dillard’s shall require the prior approval of the Dillard’s Special Committee. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect. The Parties represent and acknowledge that in executing this Agreement, the Parties did not rely, and have not relied, on any communications, promises, statements, inducements, or representation(s), oral or written, by any other Party, except as expressly contained in this Agreement. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

9.4            Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial.

(a)            This Agreement shall be deemed to have been made under and shall be governed by and construed and enforced in accordance with the Laws of the State of Texas, without giving effect to principles of conflict of laws. All Legal Proceedings, and any and all other actions or disputes arising under or relating to this Agreement or the breach or enforcement thereof, shall be heard and determined exclusively in the First Business Court Division of the State of Texas (“Texas Business Court”) if the matter meets the jurisdictional requirements of the Texas Business Court, and if the claim does not meet the jurisdictional requirements of the Texas Business Court, then the matter shall be exclusively brought in a federal district court in the Northern District of Texas, Dallas Division (the “Federal Court”), or if the Federal Court does not have jurisdiction, in a Texas state district court in Dallas County, Texas. Each of the Parties irrevocably and unconditionally submits to the jurisdiction of the Texas Business Court (including any claim that would be within the Texas Business Court’s supplemental jurisdiction, which the Parties hereby agree shall be brought in the same action, and further agree to seek any required consents from the Texas Business Court to join all such supplemental claims), or to the extent any claim or portion thereof must be brought in one of the following courts as required by applicable Law and this Section 9.4(a), the federal or state district courts located in Dallas County, Texas.

(b)            EACH PARTY, ON ITS OWN BEHALF AND ON BEHALF OF ALL AFFILIATES, SUCCESSORS, ASSIGNS, AND BENEFICIARIES, HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER OR RELATING TO THIS AGREEMENT, OR THE DEALINGS OF THE PARTIES WITH RESPECT TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(c)            Each Party, on its own behalf and on behalf of all Affiliates, successors, assigns, and beneficiaries, hereby (i) submits to the exclusive jurisdiction of the Texas Business Court (or alternatively to the exclusive jurisdiction of the Federal Court or the state district courts located in Dallas County, Texas) as set forth in Section 9.4(a); and (ii) irrevocably waives and agrees not to assert by way of motion, defense, or otherwise, in any Legal Proceeding or any other action or dispute arising under or relating to this Agreement or the breach or enforcement thereof, that such Party is not subject personally to the jurisdiction of the above-named courts, that the Texas Business Court (or alternative venue as set forth above) is an inconvenient forum, that venue is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each Party acknowledges that it has been informed by the other Party that this Section 9.4 constitutes a material inducement upon which the Parties are relying and will rely in entering into this Agreement and any other Transaction Documents.

9.5            Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by email (with written confirmation of receipt) or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and fax numbers (or to such other address or fax number as a Party may have specified by notice given to the other Party pursuant to this provision):

If to the Company (prior to the Closing), to: c/o Kutak Rock LLP 124 W. Capitol Ave., Suite 2000 Little Rock, Arkansas 72201 Attention: David McDaniel Email: david.mcdaniel@kutakrock.com	If to Dillard’s, to: Dillard’s, Inc. 1600 Cantrell Road Little Rock, Arkansas 72201 Attention: Dean Worley Email: [***]

If to the Shareholder Representative, to:

Alex Dillard

Email: [***]

with a copy (which shall not constitute notice) to:

Kutak Rock LLP

124 W. Capitol Ave., Suite 2000

Little Rock, Arkansas 72201

Attention: David McDaniel

Email: david.mcdaniel@kutakrock.com

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75219

Attn: Greg R. Samuel, Rosebud Nau, J. Brent Beckert

Email: Greg.Samuel@haynesboone.com;

Rosebud.Nau@haynesboone.com;

Brent.Beckert@haynesboone.com

with a copy (which shall not constitute notice) to:

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

Attention: Will Anderson

Email: will.anderson@bracewell.com

9.6            Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

9.7            Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except as provided in Sections 8.2 and 8.5. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party (by operation of Law or otherwise) without the prior written consent of the other Parties and any attempted assignment without the required consents shall be void.

9.8            Specific Performance. Each Shareholder acknowledges and agrees that a breach of this Agreement would cause irreparable damage to Dillard’s and that Dillard’s will not have an adequate remedy at law. Therefore, the obligations of each Shareholder under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

9.9            Other Definitional and Interpretive Matters.

(a)            Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)            Agreement. The term “this Agreement” means this Agreement and Plan of Merger together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

(ii)           Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(iii)          Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(iv)          Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(v)           Gender and Number. Words of masculine gender will also include the feminine and neutral genders, and vice versa. Words imparting the singular number will also include the plural, and vice versa.

(vi)          Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vii)         Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole, including the Schedules and Exhibits, and not merely to any particular section, subsection, paragraph, subparagraph, clause or subdivision in which such words appear unless the context otherwise requires.

(viii)        Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(ix)          Agreements and Instruments. Any reference to an agreement, instrument, Law or other document means such agreement, instrument, Law or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof.

(b)            The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.10          Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

9.11          Shareholder Representative.

(a)            Designation. Immediately prior to the Closing and without further act of the Company or any Shareholder, Alex Dillard shall be designated and shall serve as the representative, agent and attorney-in-fact (the “Shareholder Representative”) for each of the Shareholders to take any and all actions on behalf of the Shareholders pursuant to this Agreement and any other Transaction Documents to which the Shareholder Representative is or will be a party (collectively, the “Shareholder Representative Documents”), including in connection with the determination of the Aggregate Merger Consideration. The power and authority of the Shareholder Representative shall include the full power and authority to (i) give and receive notices and communications on behalf of the Shareholders under any of the Shareholder Representative Documents, (ii) enforce and protect the rights and interests of the Shareholders arising under any of the Shareholder Representative Documents, (iii) resolve on behalf of the Shareholders all questions, disputes, conflicts and controversies concerning any of the Shareholder Representative Documents, (iv) take all actions necessary in connection with any amendment of, or any waiver of any breach or default under, any of the Shareholder Representative Documents, (v) except with respect to claims based on Shareholder Fraud, defend and/or settle on behalf of the Shareholders any claims that may be made by Dillard’s following the Closing in respect of any indemnity obligations of the Shareholders hereunder, (vi) take any action required or permitted to be taken by the Shareholder Representative contemplated by any of the Shareholder Representative Documents, and (vii) take any and all additional action necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing. The Shareholder Representative shall have the authority to execute the Shareholder Representative Documents on behalf of the Shareholders and the execution thereof shall bind the Shareholders. No bond shall be required of the Shareholder Representative. Notwithstanding anything to the contrary contained in this Section 9.11, the Shareholder Representative shall not have any authority or ability to increase the liability of any Shareholder without such Shareholder’s prior written consent.

(b)            Authorization. Without limitation of the foregoing, by executing and delivering a Letter of Transmittal pursuant to Section 2.4, a Shareholder will be deemed to have agreed that: (i) the provisions of this Section 9.11 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Shareholder may have in connection with the Transactions, (ii) remedies available at law for any breach of the provisions of this Section 9.11 are inadequate; therefore, Dillard’s shall be entitled to temporary and permanent injunctive relief without the necessity of proving damages if Dillard’s or Shareholder Representative brings an action to enforce the provisions of this Section 9.11, (iii) as between such Shareholder and the other Shareholders, the Shareholder Representative shall have full power to determine all questions and doubts arising in relation to any of the provisions of any of the Shareholder Representative Documents and every such determination made in good faith shall be conclusive and binding on such Shareholder, and the Shareholder Representative may act on the opinion or advice of, or information obtained from, any attorney, banker, broker, accountant or other expert and shall not be responsible for any loss occasioned by so acting, and (iv) the provisions of this Section 9.11 shall be binding upon the executors, heirs, legal representatives, personal representatives, trustees and successors of each Shareholder, and any references in this Agreement to a Shareholder or the Shareholders shall mean and include the successors to the Shareholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(c)            Authority. Dillard’s shall be entitled to rely on any decision, act, consent or instruction taken by the Shareholder Representative on behalf of the Shareholders (each, an “Authorized Action”), and each Authorized Action shall be binding on each Shareholder as fully as if such Person had taken such Authorized Action.

(d)            Duties of the Shareholder Representative. The Shareholder Representative shall have only the duties expressly stated in the Shareholder Representative Documents and shall have no other duty, express or implied. The Shareholder Representative is not, by virtue of serving as Shareholder Representative, a fiduciary of the Shareholders or any other Person. The Shareholder Representative has no personal responsibility or liability for any representation, warranty or covenant of the Company.

(e)            Exculpation; Indemnification. The Shareholder Representative will incur no liability of any kind with respect to any action or omission by the Shareholder Representative in connection with the Shareholder Representative’s services pursuant to any of the Shareholder Representative Documents, except in the event of, and only to the extent of, liability finally adjudicated under a non-appealable judgment to have directly resulted from the Shareholder Representative’s fraud, gross negligence or willful misconduct. Without limiting the foregoing, in no event shall the Shareholder Representative be liable to any Shareholder for any punitive or exemplary damages. The Shareholders will indemnify, defend and hold harmless the Shareholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Shareholder Representative’s execution and performance of this Agreement and the other Transaction Documents, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated under a non-appealable judgment to have been directly caused by the fraud, gross negligence or willful misconduct of the Shareholder Representative, the Shareholder Representative will reimburse the Shareholders the amount of such indemnified Representative Loss to the extent attributable to such fraud, gross negligence or willful misconduct. In no event will the Shareholder Representative be required to advance its own funds on behalf of the Shareholders. Any restrictions or limitations on liability or indemnification obligations of the Shareholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Shareholder Representative in this Section 9.11. The foregoing indemnities will survive the Closing, the resignation or removal of the Shareholder Representative or the termination of this Agreement.

(f)            Replacement of the Shareholder Representative. If the Shareholder Representative resigns or is otherwise unable or unwilling to serve in such capacity, then the Shareholders that hold a majority of the shares of Company Common Stock outstanding immediately preceding the Effective Time will simultaneously appoint a new Person to serve as the Shareholder Representative and will provide prompt written notice thereof to Dillard’s. Until notice of the Shareholder Representative’s resignation is received, Dillard’s will be entitled to rely on the actions and statements of the previous Shareholder Representative. No provision of this Agreement shall restrict in any way the ability or right of the Shareholder Representative to voluntarily resign from such position at any time, and any such resignation shall be done without any liability to the Shareholder Representative.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers, as of the Signing Date.

DILLARD’S, INC.

By:	/s/ Phillip Watts
Name:	Phillip Watts
Title:	Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer

W.D. COMPANY, INC.

By:	/s/ Dean Worley
Name:	Dean Worley
Title:	Secretary

ALEX DILLARD, as Shareholder Representative

/s/ Alex Dillard
Alex Dillard

Signature Page to

Agreement and Plan of Merger

EXHIBIT A

DEFINITIONS

The definitions of terms capitalized and used throughout this Agreement are as follows:

“ABCA” has the meaning set forth in the Recitals.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Cash Merger Consideration” means the amount equal to the Closing Cash Amount plus the Closing Stock Amount.

“Aggregate Merger Consideration” means the Aggregate Cash Merger Consideration plus the Aggregate Stock Merger Consideration.

“Aggregate Stock Merger Consideration” means the Class A Stock Merger Consideration plus the Class B Stock Merger Consideration.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 6.10(a).

“AR Articles of Merger” has the meaning set forth in Section 2.1(b).

“Authorized Action” has the meaning set forth in Section 9.11(c).

“Balance Sheet Date” has the meaning set forth in Section 4.7(a).

“Business Day” means any day of the year other than a Saturday or Sunday or any day on which the Federal Reserve Bank of Texas is closed.

“Cap” has the meaning set forth in Section 8.4.

“Change in Recommendation” has the meaning set forth in Section 6.9(c).

“Class A Stock Merger Consideration” means up to 41,496 shares of Dillard’s Class A Common Stock, excluding, for the avoidance of doubt, any fractional shares, the treatment of which shall be governed in accordance with the terms set forth in Section 2.3(b).

“Class B Stock Merger Consideration” means up to 3,985,776 shares of Dillard’s Class B Common Stock, excluding, for the avoidance of doubt, any fractional shares, the treatment of which shall be governed in accordance with the terms set forth in Section 2.3(b).

“Closing” has the meaning set forth in Section 3.1.

“Closing Cash Amount” represents the Company’s cash or cash equivalents as of the Closing Date.

Exhibit A

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Stock Amount” means the amount equal to the average of the high and low trading prices of the Owned Stock set forth on Schedule 1 (as reported by FactSet) on the last trading day that is two (2) Business Days prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Breach Notice Period” has the meaning set forth in Section 3.2(e).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Contracts” has the meaning set forth in Section 4.13(a).

“Company Indemnified Parties” has the meaning set forth in Section 8.2(c).

“Company Non-Voting Common Stock” has the meaning set forth in the Recitals.

“Company Shareholders’ Meeting” has the meaning set forth in Section 6.8.

“Company Voting Common Stock” has the meaning set forth in the Recitals.

“Confidential Information” has the meaning set forth in Section 6.5(a).

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Dillard’s” has the meaning set forth in the Preamble.

“Dillard’s Board” has the meaning set forth in the Recitals.

“Dillard’s Board Recommendation” has the meaning set forth in Section 5.3(a).

“Dillard’s Breach Notice Period” has the meaning set forth in Section 3.2(d).

“Dillard’s Class A Common Stock” means Class A Common Stock, $0.01 par value per share, of the Surviving Corporation.

“Dillard’s Class B Common Stock” means Class B Common Stock, $0.01 par value per share, of the Surviving Corporation.

“Dillard’s Common Stock” means, collectively, Dillard’s Class A Common Stock and Dillard’s Class B Common Stock.

“Dillard’s Common Stock Value” means the average of the high and low trading prices of shares of Dillard’s Class A Common Stock on the New York Stock Exchange (as reported by FactSet) on the last trading day that is two (2) Business Days prior to the Closing Date.

Exhibit A

“Dillard’s Indemnified Parties” has the meaning set forth in Section 8.2.

“Dillard’s Shareholder Approval” has the meaning set forth in Section 5.3(b).

“Dillard’s Shareholders’ Meeting” has the meaning set forth in Section 6.9(b).

“Dillard’s Special Committee” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.9.

“Effective Time” has the meaning set forth in Section 2.1(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) which is or at any time within the six (6) year period preceding the Signing Date would have been treated as a “single employer” with the Company under Section of 414(b), (c), (m), or (o) of the Code.

“Exchange Act” the Securities Exchange Act of 1934, as amended.

“Federal Court” has the meaning set forth in Section 9.4(a).

“Final Aggregate Merger Consideration Allocation Schedule” has the meaning set forth in Section 2.5.

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Fundamental Representations” has the meaning set forth in Section 8.1.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Survival Period” has the meaning set forth in Section 8.1.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private) or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed, (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, and (C) other forms of indebtedness; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock (or other equity) of such Person; (vii) any unpaid Taxes of such Person for any Pre-Closing Tax Period (which shall be calculated on a jurisdiction-by-jurisdiction basis and shall never be less than zero ($0) for any type of tax in any jurisdiction); (viii) all obligations of the type referred to in clauses (i) through (vii) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (ix) all obligations of the type referred to in clauses (i) through (viii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

Exhibit A

“Indemnified Taxes” means, without duplication, any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Tax sharing agreement entered (or assumed) by the Company on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Governmental Body, by means of withholding, or for any other reason and whether disputed or not): (i) all Taxes of the Company for any Pre-Closing Tax Period; (ii) all Taxes of Dillard’s to the extent attributable to the assets or operations of the Company for any Pre-Closing Tax Period; (iii) all Taxes that the Company is liable for (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws) as a result of being a member of (or leaving) any consolidated, combined, affiliated or unitary group of corporations for Tax purposes; and (iv) any transfer taxes as described in Section 8.5(e).

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (i) patents and applications therefor, including continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”); (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) internet domain names; (iv) copyrights and mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); (v) trade secrets and other proprietary confidential information (“Trade Secrets”); (vi) other intellectual property rights arising from or relating to any technology, and (vii) Contracts granting any right relating to or under the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 8.5(d).

“Intervening Event” means any result, occurrence, fact, event, circumstance, change or effect that (i) was not known to, and not reasonably foreseeable by, the Dillard’s Board (or the Dillard’s Special Committee) as of the Signing Date (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable as of the Signing Date), and that first arises or becomes known to the Dillard’s Board (or the Dillard’s Special Committee) after the Signing Date and (ii) does not relate to (A) any change in the price or trading volume of Dillard’s Class A Common Stock (it being understood that the underlying facts and circumstances giving rise to or contributing to such change may be taken into account in determining whether an Intervening Event has occurred) and (B) the fact that Dillard’s meets or exceeds or fails to meet any internal or public projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying facts and circumstances giving rise to or contributing to such meeting or exceeding or failure to meet such projections, forecasts, estimates or predictions may be taken into account in determining whether an Intervening Event has occurred).

Exhibit A

“Intervening Event Notice” has the meaning set forth in Section 6.9(c).

“Intervening Event Notice Period” has the meaning set forth in Section 6.9(c).

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Knowledge of Dillard’s” or any other similar knowledge qualification, means the knowledge, after due inquiry, of the executive officers of Dillard’s.

“Knowledge of the Company” or any other similar knowledge qualification, means the knowledge, after due inquiry, of (a) the executive officers of the Company and (b) the Shareholders.

“Law” means any foreign, federal, state or local law, statute, code, ordinance, rule, regulation, principle of common law, Order or other requirement.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, demand, audit, notice of violation, litigation, citation, mediation, investigation, inquiry, proceeding or claim (including any counterclaim) by or before a Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 2.4(a).

“Liability” means any indebtedness, loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any equity holder or similar agreement, encumbrance or any other restriction or limitation whatsoever, including any Contract granting any of the foregoing.

“Loss” or “Losses” has the meaning set forth in Section 8.2(a).

“Merger” has the meaning set forth in the Recitals.

“MOU” has the meaning set forth in the Recitals.

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company through the Signing Date consistent with past practice.

“Organizational Documents” means (a) any certificate or articles of incorporation, bylaws, certificate or articles of formation, operating agreement or partnership agreement, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment, modification or supplement to any of the foregoing.

“Outside Date” has the meaning set forth in Section 3.2(f).

Exhibit A

“Owned Stock” means the capital stock set forth on Schedule I and owned by the Company immediately prior to the Closing.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Permits” means any approvals, authorizations, consents, licenses, product registrations, variances, permits or certificates granted by or obtained from a Governmental Body, and applications therefor and renewals thereof.

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Plans” shall mean (i) all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten), and any trust, escrow or other agreement related thereto, which currently is sponsored, established, maintained or contributed to or required to be contributed by the Company or for which the Company has any Liability, contingent or otherwise, and (ii) all “multiemployer plans,” as that term is defined in Section 4001 of ERISA and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Section 412 of the Code which the Company or any ERISA Affiliate has maintained or contributed to or been required to contribute to at any time within six (6) years prior to the Closing Date or with respect to which, the Company or any ERISA Affiliate has any Liability.

“PLR” means that certain IRS Private Letter Ruling issued to the Company.

“Pre-Closing Tax Period” means any taxable period that ends before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pro Rata Share” means, with respect to any Shareholder, a fraction expressed as a percentage, the numerator of which is the number of shares of Company Common Stock held by such Shareholder immediately prior to the Effective Time and the denominator of which is the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares), in each case as set forth on the Final Aggregate Merger Consideration Allocation Schedule.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the approval of this Agreement and the Transactions by Dillard’s shareholders.

“Qualified Plan” has the meaning set forth in Section 4.14(b).

“Related Party” has the meaning set forth in Section 4.18.

“Representative Losses” has the meaning set forth in Section 9.11(e).

“Requisite Company Approval” means the requisite consent of the Company’s shareholders under the ABCA and the Organizational Documents of the Company to approve this Agreement (including the plan of merger set forth herein) and the Transactions (including the Merger).

Exhibit A

“Securities Act” has the meaning set forth in Section 5.6.

“Shareholder(s)” has the meaning set forth in the Recitals.

“Shareholder Fraud” means, with respect to a Shareholder, the fraud of such Shareholder in connection with any breach of any representation or warranty of such Shareholder contained in any Letter of Transmittal delivered by such Shareholder pursuant to Section 2.4 or in any certificate, instrument or document delivered by such Shareholder (in such Person’s capacity as a shareholder of the Company) pursuant to the terms of this Agreement.

“Shareholder Representative” has the meaning set forth in Section 9.11(a).

“Shareholder Representative Documents” has the meaning set forth in Section 9.11(a).

“Signing Date” has the meaning set forth in the Preamble.

“Stock Certificates” has the meaning set forth in Section 2.3(c).

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Survival Period” has the meaning set forth in Section 8.1.

“Surviving Corporation” has the meaning set forth in the Recitals.

“Tax” or “Taxes” means (i) any federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges imposed by the IRS or any other Taxing Authority; (ii) any interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any Liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee Liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

“Tax Claim” has the meaning set forth in Section 8.5(c).

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, or any of its Affiliates.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“TBOC” has the meaning set forth in the Recitals.

“Texas Business Court” has the meaning set forth in Section 9.4(a).

Exhibit A

“Third Party Claim” has the meaning set forth in Section 8.3(b).

“Transactions” has the meaning set forth in the Recitals.

“Transaction Documents” means, collectively, this Agreement, the MOU, the AR Articles of Merger, the TX Certificate of Merger and all other agreements, instruments and documents executed and delivered under this Agreement or in connection herewith.

“Treasury Regulations” means the regulations promulgated under the Code.

“TX Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Willful Breach” means a breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, cause, result in or constitute a breach.

Exhibit A